SPRINGS LAW FIRM PLLC

7437 Willesden Lane
Charlotte, North Carolina 28277
Telephone: (704) 241-9995
Facsimile: (704) 708-4101
www.springslawfirm.com

Venus Springs, Member
vsprings@springslawfirm.com

March 9, 2011

Blaise A. Rhodes
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549-0306

RE:	Exmovere Holdings, Inc.
Item 4.01 Form 8-K, Filed February 28, 2011
File No. 000-52713

Dear Mr. Rhodes:

I represent Exmovere Holdings, Inc., a Nevada corporation (“Exmovere”).  This letter is in response to your letter to Exmovere dated March 9, 2011 which reissues the previous comment that Exmovere must comply with Section 102 of the Sarbanes-Oxley Act and appears to support that decision by stating “that issuers that file on a voluntary basis must comply with Exchange Act provisions whether or not a Form 15 has been filed.”  The phrase “issuer that files on a voluntary basis” is not synonymous with the term “voluntary filer”.  If Exmovere decides to continue filing on Edgar, Exmovere intends to comply with all Exchange Act provisions that are applicable to voluntary filers.  Exmovere may choose not to file on Edgar at all and that being the case, I am not sure why there is continued dialogue on this matter.  Your initial letter on February 28, 2011 and this letter are referencing Exmovere’s compliance with Section 102 of the Sarbanes-Oxley Act not its compliance with the Securities Exchange Act of 1934.  In the February letter you correctly cite that Section 102 applies to “issuers”.  You now seem to be ignoring that  Section 102 of the Sarbanes-Oxley Act does not define the term “issuer” in the same manner as the Exchange Act of 1934. Exmovere has based its conclusion that it is not required to hire a PCAOB registered accountant on the same legal citations I provided in my prior letter dated March 3, 2011.  You have not stated that those legal citations were inaccurate.  Please provide rule citations or some type of written authority for your conclusion that Exmovere is still required to hire a PCAOB registered auditor despite the fact that both the SEC and the PCAOB indicate that a voluntary filer is not an issuer for purposes of those portions of the Sarbanes-Oxley Act directed at issuers on their respective websites.  Exmovere is not even required to file a 10K or an annual report on Edgar.  I found the following SEC and PCAOB web pages informative; http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm and http://pcaobus.org/About/Ops/Pages/SupportFeeFAQ.aspx. Perhaps you can review them and provide me some evidence that there has been some new interpretation that I missed.

We request that you reconsider the comment.  If we are still in disagreement, Exmovere wishes to begin with the first level of review in the appeal process.  As this is apparently a legal interpretation, perhaps it is best to begin with that division.  I will contact you for the name of the appropriate contact in the legal division.

Sincerely,

/s/ Venus Y. Springs
SPRINGS LAW FIRM PLLC